Consolidated Financial Statements
Year Ended December 31, 2011

(Expressed in Canadian Dollars)

SAMEX MINING CORP.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

INDEPENDENT AUDITOR’S REPORT
To the Shareholders of SAMEX Mining Corp.

We have audited the accompanying consolidated financial statements of SAMEX Mining Corp. which comprise the consolidated statements of financial position as at December 31, 2011, and 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SAMEX Mining Corp. as at December 31, 2011 and 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards.

/s/DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 28, 2012

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)

	DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010
		(NOTE 12)	(NOTE 12)
ASSETS

CURRENT ASSETS
CASH	$3,991,264	$4,870,337	$1,020,863
GOLD AND SILVER BULLION (NOTE 4)	5,807,372	4,107,333	757
OTHER CURRENT ASSETS	119,538	32,551	39,983

	9,918,174	9,010,221	1,061,603
NON-CURRENT ASSETS
EQUIPMENT (NOTE 5)	110,917	56,445	70,482
EXPLORATION AND EVALUATION
ASSETS (NOTE 6)	13,625,896	10,299,789	9,021,953

	13,736,813	10,356,234	9,092,435

TOTAL ASSETS	$23,654,987	$19,366,455	$10,154,038

LIABILITIES

CURRENT
TRADE PAYABLES AND
ACCRUED LIABILITIES	$89,211	$91,890	$73,718

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)	50,033,529	44,702,328	34,543,268
RESERVE (NOTE 12)	6,528,408	3,267,329	3,196,539
DEFICIT	(32,996,161)	(28,695,092)	(27,659,487)

	23,565,776	19,274,565	10,080,320
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	$23,654,987	$19,366,455	$10,154,038

COMMITMENTS (NOTE 6)
SUBSEQUENT EVENTS (NOTE 6)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”
Director

“Larry D. McLean”
Director

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED DECEMBER 31,
	2011	2010
		(Note 12)
EXPENSES

AMORTIZATION	$47,037	$38,769
CONSULTING FEES	34,875	21,375
FOREIGN EXCHANGE	137,909	(10,310)
INTEREST AND BANK CHARGES	25,661	5,169
MINERAL INTERESTS, ADMINISTRATION AND
INVESTIGATION COSTS	287,369	208,939
OFFICE AND MISCELLANEOUS	148,667	102,474
PROFESSIONAL FEES	166,606	125,029
REGULATORY FEES	24,882	55,150
SALARIES AND BENEFITS	608,569	411,408
STOCK-BASED COMPENSATION (NOTE 8)	2,626,421	126,535
TRANSFER AGENT FEES	12,207	11,906
TRAVEL AND PROMOTION	139,089	66,582

LOSS FROM OPERATIONS	4,259,292	1,163,026

GAIN ON GOLD AND SILVER BULLION	(433,233)	(108,812)
IMPAIRMENT OF EXPLORATION AND
EVALUATION ASSETS	19,142	37,136

NET AND COMPREHENSIVE LOSS FOR THE YEAR	$3,845,201	$1,091,350

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING	124,987,219	102,615,952

LOSS PER SHARE -
BASIC AND DILUTED	$(0.03)	$(0.01)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(EXPRESSED IN CANADIAN DOLLARS)

	SHARE CAPITAL
			SHARE-BASED
	NUMBER		PAYMENT
	OF SHARES	AMOUNT	RESERVE	DEFICIT	TOTAL
RESTATED BALANCE AT
JANUARY 1, 2010 (NOTE 12)	96,856,665	$34,543,268	$3,196,539	$(27,659,487)	$10,080,320
TOTAL COMPREHENSIVE (LOSS)
INCOME FOR THE YEAR	-	-	-	(1,091,350)	(1,091,350)
SHARES ISSUED FOR CASH -
PRIVATE PLACEMENT	21,231,054	9,883,060	-	-	9,883,060
WARRANT EXERCISE	1,380,000	276,000	-	-	276,000
SHARE-BASED PAYMENTS (NOTE 8)	-	-	126,535		126,535
EXPIRY OF OPTIONS			(55,745)	55,745	-

RESTATED BALANCE AT
DECEMBER 31, 2010	119,467,719	44,702,328	3,267,329	(28,695,092)	19,274,565

TOTAL COMPREHENSIVE (LOSS)
INCOME FOR THE YEAR	-	-	-	(3,845,201)	(3,845,201)
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	6,941,000	5,227,662	(552,162)	-	4,675,500
OPTION EXERCISE	300,000	103,540	(43,540)	-	60,000
WARRANT EXTENSION	-	-	455,868	(455,868)	-
SHARE-BASED PAYMENTS (NOTE 8)	-	-	3,400,913		3,400,913

BALANCE AT DECEMBER 31, 2011	126,708,719	$50,033,530	$6,528,408	$(32,996,161)	$23,565,777

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

	YEARS ENDED DECEMBER 31,
	2011	2010

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET AND COMPREHENSIVE LOSS FOR THE YEAR	$(3,845,201)	$(1,091,350)
ADJUSTMENTS FOR NON-CASH ITEMS:
AMORTIZATION	47,037	38,769
GAIN ON GOLD AND SILVER BULLION	(433,233)	(108,812)
GOLD AND SILVER BULLION VAULT FEES	21,993
IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS	19,142	37,136
STOCK-BASED COMPENSATION	2,626,421	126,535
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(86,987)	7,432
TRADE PAYABLES AND ACCRUED LIABILITIES	(2,679)	18,172

NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(1,653,507)	(972,118)

INVESTING ACTIVITIES

EXPENDITURES ON EXPLORATION AND EVALUATION ASSETS	(2,570,758)	(1,309,685)
EXPENDITURES ON EQUIPMENT	(101,509)	(30,019)
PURCHASE OF GOLD AND SILVER BULLION	(2,509,090)	(3,997,764)
PROCEEDS FROM SALE OF GOLD AND SILVER BULLION	1,220,291	-

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(3,961,066)	(5,337,468)

FINANCING ACTIVITIES

PROCEEDS ON ISSUANCE OF COMMON SHARES -
NET OF SHARE ISSUE COSTS	4,735,500	10,159,060

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	4,735,500	10,159,060

INCREASE (DECREASE) IN CASH FOR THE YEAR	(879,073)	3,849,474

CASH, BEGINNING	4,870,337	1,020,863

CASH, ENDING	$3,991,264	$4,870,337

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE AND CONTINUANCE OF OPERATIONS

SAMEX Mining Corp. (the “Company”) was incorporated on December 15, 1967 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of exploration and evaluation assets in Chile and Bolivia.  The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SXG”.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2011, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to finance operating costs over the next twelve months with its cash, gold and silver bullion and proceeds from the exercise of warrants.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements were authorized for issue on April 28, 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first set of annual consolidated financial statements prepared in accordance with IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting principles (“Canadian GAAP”) to IFRS are provided in Note 12.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage Owned
	Country of	December 31,
	Incorporation	2011	2010
South American Mining & Exploration Corp. ("S.A.M.E.X.")	Canada	100.0%	100.0%
Samex International Ltd.	Bahamas	100.0%	100.0%
Minera Samex Chile S.A.	Chile	99.9%	99.9%
Empresa Minera Boliviana S.A. ("Emibol")	Bolivia	98.0%	98.0%
Samex S.A.	Bolivia	98.0%	98.0%
Minas Bolivex S.A. ("Bolivex")	Bolivia	98.0%	98.0%

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of equipment, the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar and the consolidated financial statements of the Company are presented in Canadian dollars. At the end of each reporting period, the results and financial position in the financial statements of each of the controlled entities are translated into the functional currency, the Canadian dollar, and presented in the consolidated financial statements of the Company in Canadian dollars.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures

Mineral exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Mineral exploration and evaluation expenditures are capitalized as "Exploration and Evaluation Assets". Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payment reserve.  The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of income and comprehensive income.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Motor vehicles	5 years
Exploration equipment	4 to 8 years
Office equipment	4 to 10 years

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

3.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2012 or later periods.

The following new standards, amendments and interpretations that have not been early adopted in these financial statements, are not expected to have a material effect on the Company’s future results and financial position:

IFRS 9 Financial Instruments (New; to replace IAS 39 and IFRIC 9);

IFRS 10 Consolidated Financial Statements (New; to replace consolidation requirements in IAS 27 (as amended in 2008) and SIC-12);

IFRS 11 Joint Arrangements (New; to replace IAS 31 and SIC-13);

IFRS 12 Disclosure of Interests in Other Entities (New; to replace disclosure requirements in IAS  27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31);

IFRS 13 Fair Value Measurement (New; to replace fair value measurement guidance in other IFRSs);

IAS 1 Presentation of Financial Statements, (Amendments regarding Presentation of Items of Other Comprehensive Income);

IAS 19 Employee Benefits (Amended in 2011);

IAS 27 Separate Financial Statements (Amended in 2011);

IAS 28 Investments in Associates and Joint Ventures (Amended in 2011); and

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (New).

4.	GOLD AND SILVER BULLION

Gold and silver bullion are measured at fair value through the statement of comprehensive loss.

During the year ended December 31, 2010, the Company purchased $2,200,000 of gold bullion and $1,799,925 of silver bullion.  The Company held 48,193 grams of gold and 63,499 ounces of silver which had a fair value of $4,107,333 at December 31, 2010.

During the year ended December 31, 2011, the Company sold 35,000 ounces of silver bullion for proceeds of $1,220,291 and purchased $1,799,949 of gold bullion and $709,140 of silver bullion. The Company held 87,362 grams of gold and 50,019 ounces of silver which had a fair value of $5,807,372 at December 31, 2011.

During the year ended December 31, 2011, the Company realized a gain of $433,233 (2010 - $108,812) on its gold and silver bullion.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

5.      EQUIPMENT

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2010	$150,225	$61,329	$132,321	$343,875
Additions	74,626	8,004	18,879	101,509
Disposals	(18,510)	-	-	(18,510)
At December 31, 2011	206,341	69,333	151,200	426,874
Depreciation
At December 31, 2010	114,833	59,544	113,053	287,430
Charge	34,673	3,153	9,211	47,037
Disposals	(18,510)	-	-	(18,510)
At December 31, 2011	130,996	62,697	122,264	315,957
Net book value
At December 31, 2010	35,392	1,785	19,268	56,445
At December 31, 2011	$75,345	$6,636	$28,936	$110,917

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At January 1, 2010	$124,308	$61,169	$128,379	$313,856
Additions	25,917	160	3,942	30,019
At December 31, 2010	150,225	61,329	132,321	343,875
Depreciation
At January 1, 2010	91,060	47,476	104,838	243,374
Charge	23,773	12,068	8,215	44,056
At December 31, 2010	114,833	59,544	113,053	287,430
Net book value
At January 1, 2010	33,248	13,693	23,541	70,482
At December 31, 2010	$35,392	$1,785	$19,268	$56,445

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS

					Miscellaneous	Eskapa
					Properties -	El Desierto	Balance December 31,
	Los Zorros	Chimberos	INCA	Espejismo	Chile	Santa Isabel	2011	2010
Acquisition costs
Balance beginning of year	$1,289,919	$14,298	$1,768,993	$1,000	$1,000	$3,000	$3,078,210	$3,056,457
Additions	76,793	-	152,281	-	-	-	229,074	23,688
Write-down due to impairment	-	-	-	-	-	-	-	(1,935)
Balance end of year	$1,366,712	$14,298	$1,921,274	$1,000	$1,000	$3,000	$3,307,284	$3,078,210

Exploration and evaluation costs
Balance beginning of year	$5,179,191	$153,887	$1,888,501	$-	$-	$-	$7,221,579	$5,965,496
Costs incurred during year
Amortization	-	-	-	-	-	-	-	5,287
Drilling and sub-contracts	1,099,604	4,395	56,344	-	-	-	1,160,343	506,491
Field camp supplies	46,772	-	17,096	-	-	622	64,490	41,960
Geology, mapping, surveys - cash	589,769	-	-	-	-	-	589,769	263,573
Geology, mapping, surveys - stock-
based compensation (Note 8)	774,491	-	-	-	-	-	774,491	-
Legal	3,112	-	-	-	-	1,023	4,135	8,123
Property patent payments	85,199	12,960	33,233	4,384	193	12,920	148,889	159,324
Site/project administration	19,069	-	39,038	-	-	-	58,107	75,795
Travel and accommodation	55,953	-	717	-	-	-	56,670	-
	2,673,969	17,355	146,428	4,384	193	14,565	2,856,894	1,060,553
Other
Advance royalty payments	97,740	-	-	-	-	-	97,740	106,203
Value-added taxes	161,541	-	-	-	-	-	161,541	124,528
Write-down due to impairment	-	-	-	(4,384)	(193)	(14,565)	(19,142)	(35,201)
	259,281	-	-	(4,384)	(193)	(14,565)	240,139	195,530
Balance end of year	$8,112,441	$171,242	$2,034,929	$-	$-	$-	$10,318,612	$7,221,579
Total	$9,479,153	$185,540	$3,956,203	$1,000	$1,000	$3,000	$13,625,896	$10,299,789

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.
Los Zorros Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by option contracts. The Company also has an option to acquire a 100% interest in adjacent mineral concessions.

Minera Ojos del Salado Purchase – The Company acquired a 100% interest in mineral interests for U.S. $50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the mineral interests.

Hochschild Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $230,000 (paid). The concessions are subject to a net smelter royalty (“NSR”) of up to 2%.  The Company has the option to buyout the NSR at any time for U.S. $1,800,000.  As the concessions were not in production as at December 31, 2007, the Company is required to pay annual advance NSR payments of U.S. $100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of U.S. $500,000 (U.S. $400,000 paid and U.S. $100,000 paid subsequent to the year). The advance NSR payments are recoverable from future NSR payments.

San Estaban Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $200,000 (paid).  A 1.5% NSR was retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions above comprising the Los Zorros property are subject to a bonus of U.S. $150,000 payable within one year from the date of commencement of commercial production on the concessions and to a 0.25% NSR.

Aravena Option – The Company has an option to acquire a 100% interest in mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345. The option payments are due:  U.S. $60,000 due on signing (paid); U.S. $95,345 due January 31, 2012 (paid subsequent to the year) and U.S. $90,000 due January 31, 2013. The vendor did not retain an NSR on the concessions.

ii	Chimberos Property – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

CHILE (CONTINUED)

iii.	INCA Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, and purchase and option agreements:

Araya Option – The Company acquired a 100% interest in mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling U.S. $300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for U.S. $500,000.

Rojas Option/Purchase – The Company acquired a 100% interest in mineral concessions for consideration of U.S. $ 300,000 (paid).

iv.
Espejismo Prospects – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.  The property is inactive and no exploration is planned until additional concessions are acquired, consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

v.
Miscellaneous Property Interests - The Company holds mineral concessions for possible future evaluation.  The mineral concessions are inactive and no exploration is currently planned, consequently the mineral concessions were written down at December 31, 2011 to a nominal value of $1,000.

BOLIVIA

The Eskapa, El Desierto and Santa Isabel properties in Bolivia have been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009.

i.
Eskapa Property – The Company has a 99% interest in mineral concessions owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a U.S. $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of U.S. $250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

ii.
El Desierto Property - The Company has a 99% interest in mineral concessions owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

BOLIVIA (CONTINUED)

iii.
Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on these concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property due to certain legal proceedings between Comibol and a third party.  Comibol confirmed that a 10 hectare and a 24 hectare portion of the property was subject to a claim by a third party.  Samex S.A. advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Issues concerning the Agreement between Comibol and Samex S.A. have not yet been resolved.  The property is inactive and consequently the interest was written down at December 31, 2011 to a nominal value of $1,000.

7.	INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31,
	2011	2010

Net loss	$(3,845,201)	$(1,091,350)

Statutory tax rate	26.5%	28.5%

Expected income tax recovery at the statutory tax rate	$(1,018,978)	$(311,035)
Non-deductible items and other	1,056,303	(76,825)
Effect of change in tax rates	(65,304)	107,214
Change in valuation allowance	27,979	280,646

Income tax recovery	$-	$-

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

7.	INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

The Company has the following tax assets:

	December 31,	December 31,	January 1,
	2011	2010	2010

Non-capital loss carry-forwards	$7,220,657	$6,163,163	$5,116,857
Exploration and evaluation assets	7,301,242	8,454,488	8,077,033
Equipment	173,304	166,419	160,291
Cumulative eligible capital	2,343	2,343	2,343

	$14,697,546	$14,786,413	$13,356,524

The tax pools relating to these deductible temporary differences expire as follows:

Canadian
non-capital
losses

2014	$560,214
2015	566,548
2026	719,670
2027	2,084
2028	877,991
2029	718,701
2030	787,800
2031	584,858

$4,817,866

Chilean non-capital losses of $2,402,791, Canadian resource deductions of $5,597,594, Chilean resource deductions of $1,703,648 and other tax pools of $175,647 can be carried forward indefinitely.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

8.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares - In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

Warrants

Balance		Balance			Balance
Dec. 31,	Issued/	Dec. 31,	Issued/		Dec. 31	Exercise
2009	(Exercised)	2010	(Exercised)	(Expired)	2011	Price	Expiry Date

1,744,000	-	1,744,000	(1,372,500)	(371,500)	-	$0.78	Feb. 13, 2011
1,282,500	-	1,282,500	(1,282,500)	-	-	$0.70	Apr. 15, 2011
2,871,250	-	2,871,250	(2,250,000)	-	621,250	$1.00	Mar. 16, 2012
-	1,823,668	1,823,668	-	-	1,823,668	$0.35	Jul. 8, 2012
5,565,500	(1,380,000)	4,185,500	(1,536,000)	-	2,649,500	$0.20	Mar. 24, 2014
500,000	-	500,000	(500,000)	-	-	$0.30	Jun. 29, 2014
-	17,583,720	17,583,720	-	-	17,583,720	$0.70	Nov. 1, 2012

11,963,250	18,027,388	29,990,638	(6,941,000)	(371,500)	22,678,138

As at December 31, 2011, the weighted average remaining life of the share purchase warrants is 0.95 years and the weighted average exercise price is $0.58.

During the year ended December 31, 2011, the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year from March 16, 2011 to March 16, 2012.  This resulted in an incremental increase in the fair value of the warrants of $455,868 that was charged to deficit.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

8.	SHARE CAPITAL (CONTINUED)

Stock options

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan.  The Plan, which was approved by shareholders at the Annual General Meeting held on June 7, 2011, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V, or a company which is owned by one or more such individuals (an “Eligible Person”).  The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan.  The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy.  Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

8.	SHARE CAPITAL (CONTINUED)

	Granted		Granted
Balance	(Exercised)/	Balance	(Exercised)/	Balance
Dec. 31,	(Expired) or	Dec. 31,	(Expired) or	Dec. 31	Exercise
2009	(Cancelled)	2010	(Cancelled)	2011	Price	Expiry Date

50,000	-	50,000	-	50,000	$0.80	Sep. 24, 2012
60,000	-	60,000	-	60,000	$0.70	Dec. 20, 2012
150,000	(150,000)	-	-	-	$0.65	May 1, 2013
60,000	-	60,000	-	60,000	$0.20	Jan. 15, 2014
-	110,000	110,000	-	110,000	$0.35	Jan. 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr. 20, 2015
-	430,000	430,000	-	430,000	$0.35	Sep. 16, 2015
1,640,000	-	1,640,000	-	1,640,000	$0.85	May 2, 2016
-	-	-	100,000	100,000	$1.40	Sep. 6, 2016
-	-	-	100,000	100,000	$0.70	Dec. 7, 2016
1,170,000	-	1,170,000	-	1,170,000	$0.84	Feb. 23, 2017
3,555,000	-	3,555,000	(300,000)	3,255,000	$0.20	Sep. 4, 2019
-	-	-	200,000	200,000	$0.70	Jan 6, 2021
-	-	-	2,425,000	2,425,000	$1.50	May 2, 2021

8,640,000	390,000	9,030,000	2,525,000	11,555,000

As at December 31, 2011, the weighted average remaining contractual life of the options is 6.24 years and the weighted average exercise price is $0.70.

Stock-Based Compensation – During the year ended December 31, 2011, the Company granted stock options to consultants, employees, directors and officers on a total of 2,825,000 shares at $0.70 to $1.50 per share with fair values on the grant dates of $3,400,912 of which $2,626,421 was expensed in the statement of comprehensive loss in the category “Stock-Based Compensation” and of which $774,491 was capitalized to the Los Zorros Property exploration and evaluation assets.  The following assumptions were used for the Black-Scholes valuations of the stock options granted during the 2011:  Expected dividend rate – 0%; Expected stock price volatility – 114% to 135%; Risk-free interest rate – 1.43% to 3.38%; Expected life of options – 5 to 10 years. During the year ended December 31, 2011, stock options to acquire 300,000 shares were excised for proceeds of $60,000 and stock-based compensation of $43,540 relating to the options was transferred from the stock-based payment reserve to share capital.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

9.	RELATED PARTY TRANSACTIONS

Professional fees - Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $65,982 for legal services during the year ended December 31, 2011 compared to $28,387 for the year ended December 31, 2010. During the year ended December 31, 2011, Malcolm Fraser, one of our directors, charged $2,800 for conducting research and consulting for the Company.

Key management personnel compensation – During the year ended December 31, 2011, employees who are also directors or officers of the Company were paid salaries totaling $508,431 (2010 - $432,091), a $146,631 portion of which was capitalized to exploration and evaluation assets (2010 - $137,791). Also during the year ended December 31, 2011, the Company paid bonuses totalling $185,000 (2010 - $34,600) to employees who are also directors or officers of the Company as follows:  $150,000 to Jeffrey Dahl, President and Chief Executive Officer; $20,000 to Robert Kell, Vice President-Exploration; $10,000 to Larry McLean, Vice President–Operations and Chief Financial Officer; and $5,000 to Brenda McLean, the Corporate Secretary of the Company.

During the year ended December 31, 2011, the Company granted stock options to directors and officers on a total of 1,900,000 shares at $1.50 per share with a fair value on the grant date of $2,430,335 (2010 - $Nil).

10.	FINANCIAL RISK MANAGEMENT

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts.  The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile or Bolivia as required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  The Company’s functional currency is the Canadian dollar, and it has obligations and commitments in other currencies including mainly Chilean Pesos, and to a lesser degree, U.S. dollars, and Bolivian Bolivianos. Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

10.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Foreign Exchange risk - The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in Chilean pesos:

	December 31,
	2011	2011
Cash	$201,017	$97,817
Accounts receivable	4,110	3,100
Accounts payable	(8,520)	(9,760)
	$196,607	$91,157

As at December 31, 2011, a 10% change in the Chilean peso to Canadian dollar exchange rate would impact the Company’s net loss by $19,661.

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and gold and silver bullion holdings.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Price Risk – The Company is exposed to price risk with respect to commodity prices, particularly gold, silver and copper. The Company monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Interest Rate Risk - Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Capital Management - The Company identifies capital as cash and share capital.  The Company raises capital through private placement and public share offerings.  Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management.  All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests.  The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn.  There are no externally imposed capital restrictions.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)
10.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Classification of financial instruments - Financial assets included in the statements of financial position are as follows:

	December 31,
	2011	2010

Cash	$3,991,264	$4,870,337
Loans and receivables
Other receivables	119,538	32,551
Financial assets classified at fair value
Gold and silver bullion	5,807,372	4,107,333

	$9,918,174	$9,010,221

Financial liabilities included in the statements of financial position are as follows:

	December 31,
	2011	2010
Financial liabilities
Trade payables and accrued liabilities	$89,211	$91,890

Fair value - The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities (cash and gold and silver bullion are Level 1 financial instruments);
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

10.	FINANCIAL RISK MANAGEMENT (CONTINUED)

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2011 and 2010:

	As at December 31, 2011
	Level 1	Level 2	Level 3

Cash	$3,991,264	$-	$-
Gold and silver bullion	5,807,372	-	-

	$9,798,636	$-	$-

	As at December 31, 2010
	Level 1	Level 2	Level 3

Cash	$4,870,337	$-	$-
Gold and silver bullion	4,107,333	-	-

	$8,977,670	$-	$-

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

11.	SEGMENTED INFORMATION

The Company determines its segments by geography. The Company has operations and incurs costs associated with assets in two different geographic locations: Canada and South America.

The Company’s assets are located in the following geographic locations:

	As at December 31, 2011
	Canada	South America	Total

Equipment	$20,498	$90,419	$110,917
Exploration and evaluation assets	$-	$13,625,896	$13,625,896

	As at December 31, 2010
	Canada	South America	Total

Equipment	$14,456	$41,989	$56,445
Exploration and evaluation assets	$-	$10,299,789	$10,299,789

The additions to the Company’s equipment and exploration and evaluation assets were located in the following geographic locations:

	As at December 31, 2011
	Canada	South America	Total

Equipment	$12,926	$88,583	$101,509
Exploration and evaluation assets	-	3,326,107	3,326,107

	$12,926	$3,414,690	$3,427,616

	As at December 31, 2010
	Canada	South America	Total

Equipment	$3,296	$26,723	$30,019
Exploration and evaluation assets	-	1,277,836	1,277,836

	$3,296	$1,304,559	$1,307,855

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

11.	SEGMENTED INFORMATION (CONTINUED)

The Company’s net and comprehensive losses were generated in the following geographic locations:

	As at December 31, 2011
	Canada	South America	Total

Amortization	$6,884	$40,153	$47,037
Foreign exchange	-	136,618	136,618
Mineral interests, administration
and investigation costs	-	287,369	287,369
Salaries	608,569	-	608,569
Stock-based compensation	2,626,421	-	2,626,421
Impairment of exploration and
evaluation assets	-	19,142	19,142
General and administration	33,606	86,439	120,045

	$3,275,480	$569,721	$3,845,201

	As at December 31, 2010
	Canada	South America	Total

Amortization	$6,128	$32,641	$38,769
Foreign exchange	-	(10,310)	(10,310)
Mineral interests, administration and
and investigation costs	-	208,939	208,939
Salaries	411,408	-	411,408
Stock-based compensation	126,535	-	126,535
Impairment of exploration and
evaluation assets	-	37,136	37,136
General and administration	195,418	83,455	278,873

	$739,489	$351,861	$1,091,350

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements making them the first annual financial statements prepared using IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

•	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

•
IFRS 2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP.

•
IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” has been applied prospectively to all provisions for restoration and environmental obligations that are within the scope of International Financial Reporting Interpretations Committee (“IFRIC”) “Changes in Existing Decommissioning, Restoration and Similar Liabilities”.  The Company has:

o	re-measured the liabilities as at January 1, 2010 in accordance with IAS 37;

o
estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rates that would have applied for that liability over the intervening period; and

o
calculated the accumulated depreciation on that amount, as at January 1, 2010, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the entity.

•	The Company has applied the transitional provision in IFRIC 4 “Determining whether an Arrangement contains a Lease” and has assessed all arrangements as at January 1, 2010.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS (CONTINUED)

Reconciliation of assets

	As at December 31, 2010			As at January 1, 2010
	Canadian	Effect of		Canadian	Effect of
	GAAP	Transition	IFRS	GAAP	Transition	IFRS

ASSETS

CURRENT ASSETS

Cash	$4,870,337	$-	$4,870,337	$1,020,863	$-	$1,020,863
Gold and silver bullion	4,107,333	-	4,107,333	757	-	757
Accounts receivable	32,551	-	32,551	39,983	-	39,983

	9,010,221	-	9,010,221	1,061,603	-	1,061,603

NON-CURRENT ASSETS

Equipment	56,445	-	56,445	70,482	-	70,482
Exploration and evaluation assets	10,299,789	-	10,299,789	9,021,953	-	9,021,953

	10,356,234	-	10,356,234	9,092,435	-	9,092,435

	$19,366,455	$-	$19,366,455	$10,154,038	$-	$10,154,038

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS (CONTINUED)

Reconciliation of liabilities

	As at December 31, 2010			As at January 1, 2010
	Canadian	Effect of		Canadian	Effect of
	GAAP	Transition	IFRS	GAAP	Transition	IFRS

LIABILITIES

CURRENT LIABILITIES
Trade payables and accrued liabilities	$91,890	$-	$91,890	$73,718	$-	$73,718

NON-CURRENT LIABILITIES
Finance lease obligations	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-
Provision for restoration and environmental obligations	-	-	-	-	-	-

	-	-	-	-	-	-

	91,890	-	91,890	73,718	-	73,718

SHAREHOLDERS' EQUITY
Share capital	44,702,328	-	44,702,328	34,543,268	-	34,543,268
Contributed surplus	5,094,793	(5,094,793)	-	4,968,258	4,968,258)	-
(Notes 12(b), (c))
Reserve (Notes 12(b), (c))	109,275	3,158,054	3,267,329	463	3,196,076	3,196,539
Deficit (Note 12(b))	(30,631,831)	1,936,739	(28,695,092)	(29,431,669)	1,772,182	(27,659,487)

	19,274,565	-	19,274,565	10,080,320	-	10,080,320

	$19,366,455	$-	$19,366,455	$10,154,038	$-	$10,154,038

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS (CONTINUED)

Reconciliation of loss and comprehensive loss for the year ended December 31, 2010

	Canadian	Effect of
	GAAP	Transition	IFRS

Expenses
Amortization	$38,769	$-	$38,769
Consulting fees (Note 12(b))	71,380	-	71,380
Foreign exchange (gain)	(10,310)	-	(10,310)
Interest and bank charges	5,169	-	5,169
Mineral interests administration and investigation costs	208,939	-	208,939
Office and miscellaneous	102,474	-	102,474
Professional fees	125,029	-	125,029
Regulatory fees	55,150	-	55,150
Salaries and benefits (Note 12(b))	487,938	-	487,938
Stock-based compensation (Note 12(b))	-	-	-
Transfer agent fees	11,906	-	11,906
Travel and promotion	66,582	-	66,582

	1,163,026	-	1,163,026

Other items
Impairment of exploration and evaluation asset	37,136	-	37,136
Gain on gold and silver bullion	-	(108,812)	(108,812)

	37,136	(108,812)	(71,676)

Net loss for the year	$1,200,162	$(108,812)	$1,091,350

Other comprehensive loss (income)
Unrealized gain on short-term investments	(108,812)	108,812	-
Total comprehensive loss for the year	$1,091,350	$-	$1,091,350
Loss per share
Basic and diluted	$(0.01)	$-	$(0.01)

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS (CONTINUED)

Notes to reconciliations

a.	Functional and presentation currency

The Company has determined that the functional currency of the entities is the Canadian dollar and the presentation currency of the parent Company (the reporting entity) is the Canadian dollar.  IFRS requires that functional currency be determined in accordance with primary and secondary indicators in International Accounting Standards 21 “The Effects of Changes in Foreign Exchange Rates”.  In determining the functional currency, various factors were considered including the following: the functional currency of the parent company, SAMEX Mining Corp. in Canada is the Canadian dollar; the parent Company operates in Canada and the Canadian dollar is the currency in which funds from financing activities are generated by the parent Company which raises funding for the activities of the Company and its foreign subsidiaries; all activities of the foreign subsidiaries are carried out as an extension of the reporting entity (the parent Company) under the exclusive direction and control of the parent Company; the parent Company provides all the funding for the activities of its foreign subsidiaries which are in the  exploration stage and do not have any properties in production and therefore do not generate any revenue from operations to fund their own activities.  Based on these factors, we determined that the functional currency of the Company’s entities is the Canadian dollar.

Each of the Company’s entities use the currency of the primary economic environment in which that entity operates.  The Chilean subsidiary, Minera Samex Chile S.A., uses the Chilean peso for its day to day operations and its financial statements are expressed in Chilean pesos.  The subsidiaries in Bolivia use the Bolivian boliviano and the United States dollar and their financial statements are expressed in both bolivianos and United States dollars.  At the end of each reporting period, the results and financial position in the financial statements of each of the foreign subsidiaries are translated into the functional currency, the Canadian dollar, and presented in the consolidated financial statements of the parent Company in Canadian dollars.

Under IFRS, the results different from the presentation currency are translated into the functional currency as follows:

-	assets and liabilities are translated at the closing exchange rates at the date of the financial period end;

-	income and expenses are translated at average exchange rates for the period; and

-
Exchange differences arising on translation of foreign operations are transferred directly to the Company’s foreign currency translation reserve in the statement of comprehensive income and are recognized in the profit or loss in the period in which the operation is disposed.

The Company has determined that no adjustment was required to the balances reported in its Canadian GAAP financial statements upon the transition to IFRS on account of the functional and presentation currencies.

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010
(EXPRESSED IN CANADIAN DOLLARS)

12.	TRANSITION TO IFRS (CONTINUED)

Notes to reconciliations (Continued)

b.	Share-based payments

The Company grants stock options that have a graded vesting schedule.  Under Canadian GAAP, the Company accounted for grants of options with graded vesting as a single award and determined the fair value using the average life of the options granted.  Stock-based compensation was recognized on a straight-line basis over the total vesting period.  Under IFRS, the Company treats each installment as its own award.  Therefore, each installment is measured and recognized separately.

On transition to IFRS the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus. As a result of this application, the deficit balance as at January 1, 2010 decreased by $1,772,182 and as at December 31, 2010 decreased by $1,936,739.

c.	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus.  Under IFRS, these amounts have been reclassified as reserves. The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 “Share-Based Payments” until such time that the stock options or warrants are exercised at which time the corresponding amount will be transferred to share capital, or the time that the stock options or warrants expire or are cancelled at which time the corresponding amount will be transferred to deficit.

d.	Interest income

Under Canadian GAAP, the Company classified interest income as operating activities.  Under IFRS, interest income has been reclassified as an investing activity.